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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
NORTHWEST PIPE COMPANY

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
667746101
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667746101	13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
WILLIAM R. TAGMYER

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		5	SOLE VOTING POWER
343,656

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
343,656

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
343,656

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.12

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer.
NORTHWEST PIPE COMPANY

(b)	Address of Issuer's Principal Executive Offices.
200 SW MARKET STREET PORTLAND, OR 97201

Item 2.

(a)	Name of Person Filing.
WILLIAM R. TAGMYER

(b)	Address of Principal Business Office or, if none, Residence.
200 SW MARKET STREET SUITE 1800 PORTLAND, OR 97201

(c)	Citizenship.
USA

(d)	Title of Class of Securities.
COMMON STOCK

(e)	CUSIP Number.
667746101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the AcT;.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An Investment Adviser under Section 203 of the Investment Advisors Act of 1940;
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:
343,656*

(b)	Percent of class:
5.12%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
343,656*

	(ii)	Shared power to vote or to direct the vote:
0

	(iii)	Sole power to dispose or to direct the disposition of:
343,656*

	(iv)	Shared power to dispose or to direct the disposition of:
0

* Includes 163,274 shares issuable upon the exercise of outstanding stock options.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        NOT APPLICABLE

Item 7. Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

        NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

        NOT APPLICABLE

Item 10. Certification

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2003.

/s/ WILLIAM R. TAGMYER William R. Tagmyer

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SIGNATURE